Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

January 11, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 55,326,194

Kingman Wind Turbines To Be Installed April, 2011

Windstar Turbines to be Installed at Rate of 10 MW per week

Gamesa, a world-leading player in the design, manufacture and maintenance of wind turbines, has been awarded a contract to supply a total of 10 MW of capacity for the wind farm being developed by Western Wind Energy Corporation. The power from the project will be sold to UniSource Electric Inc.

This is the second contract Gamesa has signed with Western Wind Energy in the last month and its first contract in Arizona, a new foothold for the company in the US wind market.

The farm will be comprised of five G90-2.0 MW wind turbines on 78-meter towers. Gamesa will oversee the wind turbine installation, which is planned for April 2011.

Western Wind Energy Corp. is utilizing funds from the Section 1603 Program to partially fund the construction of this wind farm. This program, created as part of the American Reinvestment and Recovery Act (ARRA) that was enacted in February 2009, provides an optional cash payment for developers in lieu of a 30 percent investment tax credit (ITC) and production tax credit (PTC).

Gamesa has been operating in the US since 2005; it has two manufacturing plants in Pennsylvania employing over 800 people and with production capacity of over 1,000 MW/year.

The US market, which Gamesa has designated as strategic, accounts for 22% of the company's total worldwide wind turbine generator sales. Gamesa expects to steadily increase its presence and sales in the region: it projects 15% average annual growth in sales in the US between 2009 and 2013.

About Gamesa (www.gamesacorp.com)

With more than 15 years of experience, Gamesa is one of the world's leading companies in the design, manufacture, installation and maintenance of wind generators; to date, it has installed close to 20,000 MW in twenty-seven countries on four continents.

Gamesa is also a world leader in the development, construction and sale of wind farms, having installed over 3,500 MW, and it has a portfolio of more than 22,000 MW of wind farms at varying stages of development in Europe, America and Asia.

The company has 30 production facilities in Europe, the US, China and India, annual production capacity of 4,400 MW, and over 7,000 employees worldwide.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines with 165 MW of net rated capacity either in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used